A Shield Against The Next Oil Shock
By Robert J. Shiller, Chief Economist of MacroMarkets LLC,
one of the parents of MACRO Securities Depositor, LLC.

Published on MacroMarkets LLC website and
will be published in the June 4, 2007 issue of Forbes Magazine.

INVESTMENT GUIDE      STOCKS & BONDS

A Shield Against
The Next Oil Shock
Depending on where you work and where you live, crude's price trends can hurt or help you.
Forget energy stocks. There's a better way to play this.
By Robert J. Shiller

OIL PRICES ARE SOMEWHAT down from their recent peaks, and oil price volatility is off the high levels of the last half-dozen years. So we may have a breather to think about how oil should figure into our investing regimens. But there's no telling what will happen next—the prices may climb or sink.
The long-run situation seems risky, because the world is running through its easily discovered reserves. At current usage rates we will exhaust the proved reserves in a few decades. Meanwhile, oil consumption stands to increase with the rapid demand growth from the developing world, driving prices up a lot. Political turmoil is another factor that can push up prices.
On the other hand you can make a case that oil demand might decline sharply. New technology, avidly sought today, could well spur any number of alternative energy sources: oil sands, oil shale, natural gas converted to liquid, coal converted to liquid, etc.
Another argument for an oil price decline revolves around an unwinding of speculation. The price surge in oil (along with other commodities) since the late 1990s has the look and feel of a speculative bubble. The price of oil climbed sixfold between 1998 and 2006. No spurt in economic indicators seemed to justify such an increase. World economic output, as computed by the International Monetary Fund, rose only 70%.
The oil markets recent frothiness is eerily reminiscent of the irrational exuberance in the late-1990s stock market. The excited feeling that we are in a new era, which will drive oil prices perpetually higher, sounds a lot like the talk surrounding tech stocks seven years ago. Also, remember how sharply oil prices dropped in the 1980s.
What should investors do to prepare for a possible new oil spiral, either up or down?
A fundamental risk-management principle should be that if there is a risk of an increase in the price of something you need, get it into your portfolio.
People already instinctively know this investment principle. They routinely buy homes as, in effect, a hedge against increases in rents or home prices. Once you own your own home, you need not worry about those increases until it is time to sell, years hence.
Think of putting oil into your portfolio as the equivalent of buying a lifetime supply of it. If oil prices go up, so does the value of your oil portfolio. The oil in the portfolio can also hedge against the other economic effects of oil price shocks.
Let's say you work in the U.S. auto industry, which for years has banked on large, fuel-hungry SUVs and light trucks. Higher oil prices have hurt the industry substantially. Painfully high numbers of autoworkers, engineers and executives are out of work. Home prices are falling in Michigan and other auto-producing states. If auto industry people want to move elsewhere for better

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opportunities, their shrunken home values won't help. They would be better off had they hedged against higher oil prices years ago.
Financial planners tend to read from a standard book presuming that all investors are the same and that a fully diversified portfolio of stocks and bonds is right for everyone. But this one-size-fits-all portfolio does not agree with financial theory, which holds that each investor should take into account his or her individual economic situation.
Economists Steven J. Davis and John Haltiwanger have found that oil price shocks account for 20% to 25% of the cyclical variability in employment growth—twice as much as for monetary shocks—and they documented who feels the shocks the most. Workers in apparel, rubber, plastics, furniture, primary metals and transportation equipment are especially hard hit by oil price increases. Employees in food manufacturing, technology and printing/publishing are relatively invulnerable to them. Employees in large plants find their jobs more at risk than do employees at small ones.
Clearly, the more vulnerable people should take the heaviest long position in oil. And the relatively invulnerable can take weaker positions. Those living in oil-rich regions such as Texas, Alaska or Alberta, or whose jobs are in oil or oil services, should take short positions in oil.
What if you are a mere consumer of energy—that is, neither your job nor the value of your home is particularly sensitive to the price of oil? Let's say you spend $2,000 a year on gasoline for your car and $1,500 on heating oil for your house. At present prices you will spend $70,000 over the next 20 years on fossil fuels. You could largely immunize yourself against that exposure by buying a contract to receive 1,000 barrels of oil spread out over the next 20 years. To be sure, there are also a lot of other ways that energy prices affect your livelihood, but the contract would at least take the sting out of your two most visible energy bills.
Unfortunately, such a contract has not been available to the general investing public. I once wrote a book, Macro Markets (Oxford University Press, 1993), about the importance of incorporating macro risks, such as oil, into investment portfolios. I argued there that we need a lot of financial product innovation to make such risk management possible. True, oil futures and options have been around since the 1980s, but most people will find those difficult to trade in: You would need to roll the contracts regularly, and that process is complex and can sometimes lose you money.
Alternatively, you can buy oil company stocks, or short them. The trouble is that prices of oil stocks do not correlate very well with the price of oil. For example, when oil prices fell sharply in the mid-1980s, oil stocks hardly moved. There are a lot of reasons this can happen: For instance, the big oil companies make money from refining and distributing as well as producing, and the investors in these stocks tend to push their price around in correlation with the aggregate stock market. From the mid-1980s to the mid-1990s not much happened to oil prices, and yet oil stocks tripled.
Lately, though, several oil-related exchange-traded trusts have been formed. They have slightly different approaches. The United States Oil Fund, created in early 2006, tracks an investment that rolls over short-term oil futures. Two others have exposure to oil futures: iPath Goldman Sachs Crude Oil Total Return Index Exchange Traded Note and PowerShares Deutsche Bank Oil Fund.
YOU CAN HEDGE AGAINST HIGHER OIL
PRICES BY USING A NEW SET OF OIL ETFs.
The futures market expects oil prices to keep rising, causing a condition called "contango." The impact on your futures holdings is that your asset values tend to erode as the futures contract you hold gets closer to the current date. The above-mentioned funds are tied to futures contracts and therefore suffer from this eroding effect. So all these products have been losing 1% to 2% per month, along with rolling futures.
The United States Oil and iPath products, the only ones around since last summer, are down from then because of the contango and because crude prices today are lower than in mid-2006. You can either buy these instruments or, if you want to reduce your exposure to crude, short them. Their expenses run between 0.5% and 0.75% of assets annually.
I have a horse in this race. The company that I cofounded, MacroMarkets LLC, last November created a pair of exchange-traded products called Claymore Macroshares. One is bullish (ticker UCR for "up crude") and the other bearish (ticker DCR for "down crude"). Buying UCR is like buying a supply of crude oil. Buying DCR like shorting crude oil but without the nuisances (such as margin calls and tax issues). As you'd expect, UCR is ahead of its start point, while DCR has slipped.
UCR and DCR have higher expenses— 1.6% of assets annually—but investors receive 1099 forms instead of K-1s and receive long-term capital gains treatment if held long term and quarterly income distributions on both UCR and DCR. One should view any investment in a total return context. This includes the consideration of price performance, income and the expense ratio all in combination. UCR and DCR pay regular distributions of income, and the net asset value tracks the price of oil. The Claymore Macroshares also don't erode capital.
These instruments allow for investors to hedge their oil exposure as easily as buying a stock. Let's go back to the earlier example. If the individual had bought a security that increased in price when oil prices went up, their costs to fill their car and heat their homes would have gone up, but they also would have made money on their investment. For those whose jobs and livelihoods depend on oil prices remaining high, an investment that increases in value by either selling short the above-mentioned products or buying DCR would offset the economic pain.
Some say investments in commodities such as oil are scary. It is all a matter of hedging risks, a lesson taught in Finance 101.

Robert J. Shiller, professor of economics and finance at Yale University, is author of Irrational Exuberance (2nd edition, Princeton University Press, 2005) and The New Financial Order (Princeton University Press, 2003). He also is chief economist at MacroMarkets LLC.
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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Up Holding and Tradeable Trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.